UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Birks Group Inc.

(Name of Issuer)

Class A Voting Shares

(Title of Class of Securities)

09088U109

(CUSIP Number)

Paulus C.G. van Duuren

Aan de Zoom 88, 1422 ME Uithoorm, The Netherlands

31 (0) 20 540 89 89

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09088U109	Page	2	of	18

1	NAMES OF REPORTING PERSONS MONTROVEST B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,846,692
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,846,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.26%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	09088U109	Page	3	of	18

1	NAMES OF REPORTING PERSONS GOLDFISH TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	09088U109	Page	4	of	18

1	NAMES OF REPORTING PERSONS ROHAN PRIVATE TRUST COMPANY LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,646,692
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,646,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,646,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	09088U109	Page	5	of	18

1	NAMES OF REPORTING PERSONS GRANDE ROUSSE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,646,692
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,646,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,646,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	09088U109	Page	6	of	18

1	NAMES OF REPORTING PERSONS MONTEL N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Curaçao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,846,692
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,846,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.26%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	09088U109	Page	7	of	18

1	NAMES OF REPORTING PERSONS MANGROVE HOLDING S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.72%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	09088U109	Page	8	of	18

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on January 14, 2013 (the “Original Schedule 13D”), by Montrovest B.V., a corporation incorporated under the laws of the Netherlands, Goldfish Trust, a trust established under the laws of Cayman Islands, and Rohan Private Trust Company Ltd, a corporation incorporated under the laws of Bermuda. On November 21, 2013, all of the assets of the Goldfish Trust were transferred to the Grande Rousse Trust, a trust established under the laws of Bermuda.

Item 1.	Security and Issuer

Item 1 is deleted in its entirety and replaced with the following text:

This Schedule 13D relates to Class A Voting Shares (“Class A Shares”) issued by Birks Group Inc., a Canadian corporation (“Birks”). The principal executive office of Birks is located at 1240 Phillips Square, Montreal, Québec H3B 3H4 CANADA.

Item 2.	Identity & Background

Item 2 is deleted in its entirety and replaced with the following text:

Montrovest B.V. (“Montrovest”) is a corporation incorporated under the laws of the Netherlands whose principal business address and principal office address is Herikerbergweg 238, Luna ArenA, 1101CM Amsterdam Zuidoost. The principal business of Montrovest is a holding company.

Montel N.V. (“Montel”) is a corporation incorporated under the laws of Curaçao, whose principal business address and principal office address is Kaya Rooi Katochi 88 Willemstad, Curaçao. The principal business of Montel is to be a holding and investment company. Montel is the sole shareholder of Montrovest. Grande Rousse Trust is the sole shareholder of Montel.

Goldfish Trust was a trust established under the laws of Cayman Islands whose principal business address and principal office address was c/o Meritus Trust Company Limited, 8 Par-la-Ville Road, Hamilton HM08, Bermuda. Rohan (defined below) was the trustee of the Goldfish Trust. The principal business of the Goldfish Trust was to provide wealth and estate planning for a class of discretionary beneficiaries. Goldfish Trust ceased to exist on June 29, 2015.

Mangrove Holding S.A. (“Mangrove”) is a corporation incorporated under the laws of Switzerland whose principal business address and principal office address is 4 rue du Temple-Neuf, 2000 Neuchâtel, Switzerland. The principal business of Mangrove is to be a holding company. Grand Rousse Trust is the sole shareholder of Mangrove.

Grande Rousse Trust is a trust established under the laws of Bermuda whose principal business address and principal office address is 8 Par-La-Ville Road, Hamilton, Bermuda HM08. Rohan (defined below) is the trustee of the Grande Rousse Trust. The principal business of the Grande Rousse Trust is to provide wealth and estate planning for a class of discretionary beneficiaries. Grande Rousse Trust is the sole shareholder of Montel and of Mangrove.

Rohan Private Trust Company Ltd (“Rohan,” collectively with Montrovest, Montel, Mangrove, Goldfish Trust and Grand Rousse Trust, the “Reporting Persons”) is a corporation incorporated under the laws of Bermuda whose principal business address and principal office address is c/o Meritus Trust Company Limited, 8 Par-la-Ville Road, Hamilton HM08, Bermuda. Rohan’s principal business was to act as trustee of the Goldfish Trust and is currently the trustee of the Grande Rousse Trust.

During the last five years, none of the Reporting Persons or their respective executive officers, directors and control persons, have been convicted in a criminal proceeding. During the last five years, none of the Reporting Persons or their respective executive officers, directors and control persons, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No.	09088U109	Page	9	of	18

The executive officers, directors and control persons of Montrovest are:

Name and Address	Position	Citizenship
Paulus Cornelis Gerhardus van Duuren Aan de Zoom 88 1422 ME Uithoorn The Netherlands	Director	Dutch

Floris de Ruiter Lijsterstraat 4 3514 TD Utrecht The Netherlands	Director	Dutch

Davide Barberis Canonico Via Useglio 29, 13060 Roasio Italy	Supervisory Board member	Italian

Jan Mathijs Gerardus van Overbruggen Hoogstraat 25 2851 BE Haastrecht The Netherlands	Supervisory Board member	Dutch

Antonie Jan de Ruiter Spoorsingel 11 2871 TT Schoonhoven The Netherlands	Supervisory Board member	Dutch

The executive officers, directors and control persons of Montel are:

Name and Address	Position	Citizenship
N.V. Trustkantoor Curaçao Kaya Flamboyan 6, Curaçao, DWI	Director	Curaçao

Willem de Bruijn c/o N.V. Trustkantoor Curaçao, P.O. Box 624, Curaçao – Dutch West Indies	Director of N.V. Trustkantoor Curaçao	Dutch

The executive officers, directors and control persons of Mangrove are:

Name and Address	Position	Citizenship
Christian Reiser 15, Chemin de la Retuelle 1252 Meinier, Geneva Switzerland	Director	Swiss

CUSIP No.	09088U109	Page	10	of	18

The executive officers, directors and control persons of Rohan are:

Name and Address	Position	Citizenship
Mary Jane Gutteridge Coral Ridge 11 Melville Road Devonshire DV07 Bermuda	Director and Vice Chairman	British

Peter O’Brien 4 Redpath Court Montreal, Quebec H3G 1E1 Canada	Director and Chairman	Canadian

Domingo P.R. Sugranyes Bickel Marques de Lirquijo 10 007 Centro, Madrid Spain	Director	Spanish

Michelle Wolfe Harbour Gardens 2 Harbour Road Paget PG 01 Bermuda	Director and Secretary	Canadian

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraph to the end of the item:

On August 16, 2013, Montrovest and Birks entered into a Convertible Debenture Agreement (the “Convertible Debenture Agreement”) whereby Montrovest provided $4.8 million to Birks in the form of a debenture convertible into Class A Shares. The source of the funds for the convertible debenture was a non interest bearing loan from Montrovest’s sole shareholder, Montel, in the amount of USD 4.8 million. Montel’s source of funds consists partially of intercompany funding and partially of the sale of shares in a minority holding. On August 27, 2013, Montrovest converted its $4.8 million convertible debenture with Birks into 2,828,634 Class A Shares (the “Conversion”).

On March 19, 2015, Montrovest and Mangrove entered into the Sale and Purchase Agreement whereby Montrovest agreed to sell and transfer to Mangrove and Mangrove agreed to purchase and receive from Montrovest 800,000 Class A Shares and 4 million Class B Shares (defined below) within a period of nine (9) months from the date of the Sale and Purchase Agreement at a price per share equal to the greater of: (i) the closing price on the NYSE MKT on the date of the transfer and sale, or (ii) a price per share that a third party investor will commit (or has committed) itself for an investment in Birks Group Inc. within the 9-month period. On December 18, 2015, Montrovest sold and transferred to Mangrove the 800,000 Class A Shares and 4 million Class B Shares at a price of $0.44 per share.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following paragraph to the end of the item:

Montrovest entered into the Convertible Debenture Agreement with Birks, the funds of which were to be used to finance Birks’ expansion into China. Montrovest acquired the Class A Shares in connection with the Conversion for investment purposes.

CUSIP No.	09088U109	Page	11	of	18

On November 21, 2013, all of the assets of the Goldfish Trust were transferred to the Grande Rousse Trust for estate planning purposes.

On March 19, 2015, Montrovest entered into the Sale and Purchase Agreement with Mangrove for the purpose of transferring its shares to an affiliated entity of Grande Rousse Trust.

Item 5.	Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

(a) - (b)

Montrovest beneficially owns 8,846,692 Class A Shares, representing 49.26% of the outstanding Class A Shares. The Class A Shares beneficially owned by Montrovest represent 3,717,970 Class B Shares (the “Class B Shares”) convertible into 3,717,970 Class A Shares directly owned by Montrovest and 5,128,722 Class A Shares directly owned by Montrovest. The Class B Shares entitle the holder to ten votes for each Class B Share held and each Class B Share is convertible into one Class A Share.

As the sole shareholder of Montrovest, Montel is deemed to beneficially own the 8,846,692 Class A Shares beneficially owned by Montrovest, representing 49.26% of the outstanding Class A Shares.

On November 21, 2013 all of the assets of the Goldfish Trust were transferred to the Grande Rousse Trust (the “Transfer”). As a result of the Transfer, the Goldfish Trust no longer beneficially owned shares of Birks owned by Montrovest. Rohan was the trustee of the Goldfish Trust and is currently the trustee of the Grande Rousse Trust.

Mangrove beneficially owns 4,800,000 Class A Shares, representing 26.72% of the outstanding Class A Shares. The Class A Shares beneficially owned by Mangrove represent 4,000,000 Class B Shares convertible into 4,000,000 Class A Shares directly owned by Mangrove and 800,000 Class A Shares directly owned by Mangrove. The Class B Shares entitle the holder to ten votes for each Class B Share held and each Class B Share is convertible into one Class A Share.

The Grande Rousse Trust owns 100% of Montel and 100% of Mangrove and indirectly 100% of the shares of Montrovest and, as a result, the Class A Shares and Class B Shares held by Montrovest and Mangrove are deemed to be beneficially owned by the Grande Rousse Trust. The 13,646,692 Class A Shares beneficially owned by the Grande Rousse Trust represent 7,717,970 Class B Shares convertible into 7,717,970 Class A Shares directly owned by Montrovest and Mangrove and 5,928,722 Class A Shares directly owned by Montrovest and Mangrove, representing 75.98% of the outstanding Class A Shares.

As the trustee of the Grande Rousse Trust, Rohan is deemed to beneficially own the 13,646,692 Class A Shares beneficially owned by the Grande Rousse Trust. The Class A Shares beneficially owned by Rohan represent 7,717,970 Class B Shares convertible into 7,717,970 Class A Shares directly owned by Montrovest and Mangrove and 5,928,722 Class A Shares directly owned by Montrovest and Mangrove, representing 75.98% of the Class A Shares.

None of the officers, directors and control persons of Montrovest, Montel, Mangrove and Rohan holds Class A Shares or Class B Shares.

The number of Class A Shares as to which each of Montrovest, the Grande Rousse Trust, Rohan, Montel and Mangrove have sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D, and such information is incorporated herein by reference.

CUSIP No.	09088U109	Page	12	of	18

(c)

Except as described in this Amendment, no other transactions involving the securities of Birks were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons.

(d)

No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares beneficially owned by the Reporting Persons.

(e)

As a result of the Transfer, the Goldfish Trust ceased to be the beneficial owner of more than 5% of the class of securities of Birks on November 21, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following paragraph to the end of the Item:

As described above, on March 19, 2015, Montrovest and Mangrove entered into a Sale and Purchase Agreement.

Except as described in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in item 2 and between such persons and any person with respect to any securities of Birks, including but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings, or relationships have been entered into.

Item 7.	Materials to be Filed as Exhibits

1.	Agreement Concerning Joint Filing of Schedule 13D, as amended, dated as of December 21, 2015, among Montrovest B.V., Grande Rousse Trust, Rohan Private Trust Company Ltd, Montel N.V. and Mangrove Holding S.A.

2.	Sale and Purchase Agreement, dated March 19, 2015, between Montrovest B.V. and Mangrove Holding S.A.

3.	Convertible Debenture Agreement, dated August 16, 2013, between Montrovest B.V. and Birks Group Inc. Incorporated by reference from Birks Group Inc. Form 6-K filed with the SEC on September 3, 2013.

CUSIP No.	09088U109	Page	13	of	18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2015	Montrovest B.V.

	By:	/s/ Paulus C.G. van Duuren
	Name:	Paulus C.G. van Duuren
	Title:	Managing Director

	By:	/s/ Floris De Ruiter
	Name:	Floris De Ruiter
	Title:	Managing Director

CUSIP No.	09088U109	Page	14	of	18

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2015	Rohan Private Trust Company Ltd As Trustee of the Grande Rousse Trust

	By:	/s/ Mary Jane Gutteridge
	Name:	Mary Jane Gutteridge
	Title:	Director

	By:	/s/ Michelle Wolfe
	Name:	Michelle Wolfe
	Title:	Director

CUSIP No.	09088U109	Page	15	of	18

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2015	Rohan Private Trust Company Ltd

	By:	/s/ Mary Jane Gutteridge
	Name:	Mary Jane Gutteridge
	Title:	Director

	By:	/s/ Michelle Wolfe
	Name:	Michelle Wolfe
	Title:	Director

CUSIP No.	09088U109	Page	16	of	18

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2015	Montel N.V.

	By:	/s/ Willem de Bruijn
	Name:	Willem de Bruijn on behalf of N.V. Trustkantoor Curaçao
	Title:	Sole Director

CUSIP No.	09088U109	Page	17	of	18

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2015	Mangrove Holding S.A.

	By:	/s/ Christian Reiser
	Name:	Christian Reiser
	Title:	Director

CUSIP No.	09088U109	Page	18	of	18

Exhibit Index

Exhibit No.	Description

Exhibit 1	Agreement Concerning Joint Filing of Schedule 13D, as amended, dated as of December 21, 2015 among Montrovest B.V., Grande Rousse Trust, Rohan Private Trust Company Ltd, Montel N.V. and Mangrove Holding S.A.

Exhibit 2	Sale and Purchase Agreement, dated March 19, 2015, between Montrovest B.V. and Mangrove Holding S.A.